

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561                                                          March 29, 2016

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

        **Re:    Shineco, Inc.
        Amendment No. 6 to
        Registration Statement on Form S-1
        Filed March 21, 2016
        File No. 333-202803**

Dear Mr. Zhang:

       We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our February 23, 2016 letter.

<u>Exhibit 10.69</u>

1.  Please revise to file an executed copy of the agreement containing signatures or conformed signatures or advise.

       You may contact Aamira Chaudhry at (202) 551- 3389 or Lynwood Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.


Sincerely,

/s/ John Dana Brown

*for*

Susan Block
Attorney Advisor
Office of Transportation and Leisure


cc:     Anthony W. Basch, Esq.
          Kaufman & Canoles, P.C.